UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Sparton Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847235108

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 636,677
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 636,677

11. Aggregate Amount Beneficially Owned by Each Reporting Person 636,677

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.6%

14. Type of Reporting Person (See Instructions)

OO

IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,102
8. Shared Voting Power 636,677
9. Sole Dispositive Power 1,102
10. Shared Dispositive Power 636,677

11. Aggregate Amount Beneficially Owned by Each Reporting Person 637,779

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.6%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XXX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 559,208
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 559,208

11. Aggregate Amount Beneficially Owned by Each Reporting Person 559,208

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.7%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Sparton Corporation (the "Issuer"). The principal executive office of the Issuer is located at 2400 E. Ganson St., Jackson, MI 49202.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"),
and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

LCM and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. DAP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is an investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM(1)	Funds under Management	$3,994,977.29
Shapiro	PF	$7,872.50
DAP	WC	$3,516,493.41

(1) Includes funds of DAP

Item 4. Purpose of Transaction

As disclosed in prior filings, Lawndale has concerns over the composition, independence and functioning of Sparton's Board of Directors and certain of its Board committees.

On August 9, 2004 Lawndale sent a letter to Sparton's board (a copy of which was attached as Exhibit B to Amendment No. 3 to Schedule 13D filed August 10, 2004) expressing Lawndale's objections to Sparton's calling a September 24, 2004 special meeting proposing shareholders both approve removal of shareholder's cumulative voting rights and institute a notice requirement for shareholders who desire to nominate director candidates. Lawndale's August 9th letter stated its intent to vote its shares AGAINST BOTH of these proposals, the rationale for its voting intent and also requested a meeting with one or more of Sparton's independent directors to discuss its governance and operational concerns.

On September 7, 2004, Lawndale sent a subsequent letter to Sparton's board (a copy of which is attached as Exhibit B to this Amendment No. 4 to Schedule 13D and its text is incorporated by reference) noting that one of the country's leading independent proxy advisory services, Glass Lewis & Co., has recently come out with a report and analysis recommending its Sparton shareholder clients vote AGAINST BOTH proposals. Lawndale believes such analysis and report is material information to Sparton shareholders and requested that Spartan provide this information to all Sparton shareholders. The September 7th letter also noted that, to date, Lawndale has not received any reply to its expressed governance and operational concerns and reiterated Lawndale's request for a meeting with Sparton's independent directors.

Lawndale incorporates by reference the discussions in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since August 6, 2004:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

DAP	P	8/16/2004	3,200	8.64

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B - Letter to Sparton Board of Directors dated September 7, 2004.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2004

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: Andrew E. Shapiro, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Sparton Corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 6, 2003

LAWNDALE CAPITAL MANAGEMENT, LLC Andrew E. Shapiro, Manager	ANDREW E. SHAPIRO Andrew E. Shapiro

DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner Andrew E. Shapiro, Manager

Exhibit B

Andrew E. Shapiro

President

September 7, 2004

Sparton Board of Directors

c/o Office of the Corporate Secretary

Sparton Corporation

2400 East Ganson Street

Jackson, MI 49202

Re: Proxy Advisor Glass Lewis recommends vote AGAINST both proposals

Reiterated meeting request with independent directors

Dear Board Member:

As you presumably have seen by now, Glass Lewis, one of the country's leading independent Proxy Advisory Services, has recommended votes AGAINST BOTH Sparton proposals at the September 24, 2004 special meeting. Specifically, Glass Lewis recommends a vote (i) AGAINST the proposal to eliminate shareholder's cumulative voting rights and (ii) AGAINST the proposal to create new "advance notice" requirement for shareholder's nomination of directors. The Glass Lewis analysis is material information to Sparton's shareholders, and we hope you will provide this information to all of Sparton's shareholders.

The Glass Lewis analysis also discusses our August 9, 2004 letter to you, which detailed our reasons for opposing the Company's proposals. Unfortunately, we have not received any reply to the concerns expressed in our letter nor our request for a meeting with Sparton's independent directors. This is very disappointing and surprising that neither William Noecker, Sparton's "lead independent director", nor David Molfenter, Chairman of Sparton's Nominating and Governance Committee, have contacted us. We remain the largest independent shareholder of Sparton, owning 7.6%, and as you know have extensive experience in creating structures for good governance which can lead to increased shareholder value. Given the multiple assertions Sparton has made concerning its efforts to improve its governance, and, in particular, to improve its communication with shareholders, it is troubling (and ironic) that the result of these "new" policies is that Sparton's independent directors are apparently more isolated than ever before. This is clearly evidenced by the board's refusing to communicate directly with the Company's shareholders and proposing changes to the Company's governance which such prominent governance experts as Glass Lewis state "do not benefit all shareholders".

We hope that the independent directors will recognize the significance of the Glass Lewis recommendation, and stop wasting Sparton employee time and company money pursuing these bad governance proposals. We also renew our request for a meeting with the independent directors, as we believe there are important governance issues that ought to be addressed in advance of Sparton's November 10, 2004 annual meeting. These issues include the Board's apparent intention to renominate Mr. Peter Slusser, who, in addition to being a director of Sparton with historical conflicts, was a long-time director and member of the Compensation Committee of Tyco International, a company whose governance failures are well known. More generally, we believe that the composition and actions (or inaction) of the Company's current board may not be sufficient to allow the Company to face the challenges in its business. We hope that it will not become necessary that the only way to have this requested dialogue is to nominate and elect an alternative candidate to Sparton's board at the upcoming November annual meeting.

Finally, we again renew our request for a dialog with the independent directors on these issues. We hope that the Company's independent directors improve the "new" communications policy, as well as purported efforts to strengthen the Company's governance structures, to communicate with shareholders in a productive fashion. It has been our experience that disputes between shareholders and a company are most easily avoided when there is good communication, but are likely to occur when such communication efforts are not successful or even attempted. Accordingly, we look forward to your prompt response to this letter.

Sincerely,

Andrew Shapiro

President

Lawndale Capital Management, LLC

591 Redwood Highway #2345

Mill Valley, CA 94941

phone- 415-389-8258

fax- 415-389-0180

e-mail- lawndale@compuserve.com